JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

[redacted]

07026643

06 September 2007

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

SUPPL

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTARY INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule. 12g3-2(b) under the Securities Exchange Act of 1934.

1. **Annual Information Update for the 12 months up to and including 3 July 2007 – 4 July 2007**
2. **Notification of Transactions of Directors/PDMR's in accordance with DTR3.1 – 12 July 2007**
3. **SABMiller announces a Rand 1.6 billion bond issue and debt refinancing - 16 July 2007**
4. **Final Dividend – Currency Conversion – Sterling – 18 July 2007**
5. **SABMiller Tender Offers for Voting Shares in Subsidiaries in Panama – 30 July 2007**
6. **Total Voting Rights and Capital – 31 July 2007**
7. **SABMiller plc Interim Management Statement – 31 July 2007**
8. **SABMiller plc – Results of AGM – 31 July 2007**

Dew 9/18

Cont./...2

9. Change in Particulars of Non-Executive Director – 1 August 2007

10. SABMiller – Senior Management Changes – 2 August 2007

11. SABMiller's Polish subsidiary announces acquisition – 3 August 2007

12. EBT Additional Award – 3 August 2007

13. SABMiller joint venture makes China acquistions in Liaoning, Anhui and Hunan Provinces – 24 August 2007

14. Total Voting Rights and Capital – 31 August 2007

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc

Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

RECEIVED
2007 SEP 14 A 10: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:5694Z
SABMiller PLC
04 July 2007

Issued by: SABMiller plc

Dated: 4 July 2007

ANNUAL INFORMATION UPDATE for the 12 months up to and including 3 July 2007.

SABMiller plc ("SABMiller") announces that the information listed in the Appendices below has been published or made available to the public in the twelve months immediately preceding the date of this annual information update.

This annual information update is required by and is being made pursuant to Prospectus Rule 5.2 and not for any other purpose and neither SABMiller, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. The information referred to below was up to date at the time the information was published but is not necessarily up to date as at the date of this annual information update, and SABMiller does not undertake any obligation to update any of this information in the future, save where required to do so by applicable law or the requirements of any stock exchange on which SABMiller's securities may be traded from time to time. This information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below, constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Some of the information referred to below includes 'forward-looking statements'. Those forward-looking statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this information, including, without limitation, those regarding SABMiller's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SABMiller's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SABMiller to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements were based on numerous assumptions regarding SABMiller's present and future business strategies and the environment in which SABMiller would operate in the future. These forward-looking statements speak only as at the date of that information. SABMiller expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in that information to reflect any change in SABMiller's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SABMiller's ordinary shares are listed on the Official List of the Financial Services Authority and admitted to trading on the Main Market of the London Stock Exchange and on the JSE Limited (JSE).

SABMiller is exempt from the reporting requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") pursuant to Rule 12g3-2(b) of the Exchange Act, and furnishes to the United States Securities and Exchange Commission copies of all documents made or required to be made public under the laws of its jurisdiction of domicile and incorporation, or which it is required to file with any stock exchange on which its securities are listed and which is made public by such exchange or is distributed or required to be distributed to holders of its securities.

For further information, please contact:

Mr John Davidson

General Counsel and Group Company Secretary

SABMiller plc

One Stanhope Gate

London

W1K 1AF

APPENDIX 1: INFORMATION SUBMITTED TO A REGULATORY INFORMATION SERVICE (THE REGULATORY NEWS SERVICE OF THE LONDON STOCK EXCHANGE)

All of these announcements are available on and can be downloaded from the London Stock Exchange's website (www.londonstockexchange.com/marketnews) and are also available on and can be downloaded from SABMiller's website (www.sabmiller.com).

All of these announcements have also been submitted to the JSE's Stock Exchange News Service.

Date of publication	Title of document and nature of information
4 July 2006	Annual Information Update
5 July 2006	EBT Release
5 July 2006	EBT Additional Award
6 July 2006	Completion of Bond Issue
10 July 2006	New Marketing Director
11 July 2006	Dividend Currency Conversion
11 July 2006	Holding(s) in Company
17 July 2006	Holding(s) in Company
17 July 2006	Senior Appointments
19 July 2006	Director/ PDMR Shareholding
21 July 2006	Director/ PDMR Shareholding
24 July 2006	China Acquisitions
26 July 2006	Director/ PDMR Shareholding
28 July 2006	Result of AGM
28 July 2006	AGM Trading Statement
31 July 2006	Director/ PDMR Shareholding
31 July 2006	Executive Appointment
3 August 2006	Director/ PDMR Shareholding
4 August 2006	Acquisition
10 August 2006	Australian Joint Venture
14 August 2006	McKenzie River Completion
15 August 2006	Director/ PDMR Shareholding
18 August 2006	Director/ PDMR Shareholding
25 August 2006	Investment in Peru
25 August 2006	Investment in Colombia
4 September 2006	Director/ PDMR Shareholding
12 September 2006	Director/ PDMR Shareholding
12 September 2006	Acquisition
14 September 2006	Product Launch
27 September 2006	Offer for Bavaria
12 October 2006	Trading Statement
13 October 2006	Holding(s) in Company
18 October 2006	Tender Offers in Ecuador
18 October 2006	Offer Results Bavaria
20 October 2006	Blocklisting Interim Review
9 November 2006	Interim Results
10 November 2006	Peru Offer
17 November 2006	Dividend Currency Conversion (Rand)
27 November 2006	Interim Report
5 December 2006	Dividend Currency Conversion (Sterling)
15 December 2006	China Acquisitions
20 December 2006	Holding(s) in Company
27 December 2006	Director/ PDMR Shareholding
28 December 2006	Total Voting Rights
28 December 2006	Result of Offers in Ecuador
4 January 2007	China Acquisitions
17 January 2007	Trading Update
19 January 2007	Total Voting Rights Update
31 January 2007	Total Voting Rights
28 February 2007	Total Voting Rights Update
13 March 2007	Disposal in Costa Rica
13 March 2007	Termination of Amstel Licence

14 March 2007	Director/ PDMR Shareholding
14 March 2007	Director/ PDMR Shareholding
16 March 2007	EBT Share Purchase
19 March 2007	Share Award Scheme
20 March 2007	Holding(s) in Company
20 March 2007	Holding(s) in Company
21 March 2007	Director's Particulars
29 March 2007	Russian Brewery Investment
30 March 2007	Total Voting Rights
12 April 2007	Trading Update
19 April 2007	Holding(s) in Company
20 April 2007	Blocklisting Interim Review
30 April 2007	Completion of Sale
30 April 2007	Total Voting Rights
3 May 2007	Directorate Change
9 May 2007	Holding(s) in Company
17 May 2007	Preliminary Announcement
21 May 2007	Director/ PDMR Shareholding
21 May 2007	Director/ PDMR Shareholding
23 May 2007	Director/ PDMR Shareholding
24 May 2007	Director declaration
25 May 2007	Director/ PDMR Shareholding
31 May 2007	Total Voting Rights
31 May 2007	Share Award Scheme
1 June 2007	Director Declaration
4 June 2007	Director/ PDMR Shareholding
5 June 2007	Sale of Juice Business
5 June 2007	Director/ PDMR Shareholding
8 June 2007	Director/ PDMR Shareholding
11 June 2007	Director/ PDMR Shareholding
22 June 2007	Director/ PDMR Shareholding
26 June 2007	Directorate Change
27 June 2007	Annual Report & Accounts
29 June 2007	Total Voting Rights
29 June 2007	Dividend Currency Conversion (Rand)

APPENDIX 2: DOCUMENTS FILED AT COMPANIES HOUSE

Copies of all of these documents are available from Companies House:

Companies House
Crown Way
Cardiff
CF14 3UZ

e-mail: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk.

Date of publication	Title of document
3 July 2006	AA - Group of companies' accounts made up to 31/03/2006
31 July 2006	288b - Change of Officer
1 August 2006	288a - Change of Officer
4 August 2006	88(2)R - Return of Allotment of Shares
9 August 2006	Resolution
21 August 2006	288c - Director's particulars changed
1 September 2006	88(2)R - Return of Allotment of Shares
21 September 2006	288a - Change of Officer
29 September 2006	88(2)R - Return of Allotment of Shares
3 October 2006	288b - Change of Officer
1 November 2006	88(2)R - Return of Allotment of Shares
1 December 2006	88(2)R - Return of Allotment of Shares
4 January 2007	88(2)R - Return of Allotment of Shares
1 February 2007	88(2)R - Return of Allotment of Shares
1 March 2007	88(2)R - Return of Allotment of Shares
2 April 2007	88(2)R - Return of Allotment of Shares
16 April 2007	363s Annual Return made up to 17/03/07
30 April 2007	88(2)R - Return of Allotment of Shares
8 May 2007	288b - Change of Officer
22 May 2007	288a - Change of Officer

31 May 2007 88(2)R - Return of Allotment of Shares
25 June 2007 288c - Director's particulars changed

APPENDIX 3: DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM

Copies of the following documents were submitted to the UK Listing Authority Document Disclosure Team and can be viewed at:

The Document Viewing Facility
Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

Date of publication	Title of document
28 July 2006	Result of AGM
20 October 2006	Blocklisting Interim Review
9 November 2006	Interim Report 30 September 2007
20 April 2007	Blocklisting Interim Review
27 June 2007	Annual Report 2007, Notice of AGM 2007, UK Proxy Form and Articles of Association

Ends

END
AIUUUURUMUPMGCW

2

RECEIVED

2007 SEP 14 A 10:11

RNS Number:1519A
SABMiller PLC
12 July 2007

SABMiller plc

Notification of Transactions of Directors/PDMR's in accordance with DTR3.1

EBT Additional Award

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 11 July 2007 that it had on 9 July 2007 exercised its discretion and released 200,000 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme (the "Scheme").

On 15 July 2005 the company announced that the TSR performance condition had been achieved in respect of Scheme awards made on 9 July 2002. The directors/PDMR's elected to retain these vested awards with the EBT for a further two years. That period having expired, the trustee has awarded additional nil-cost awards to the directors/PDMR's. The numbers of additional shares awarded and those sold and retained by directors/PDMR's are set out below:

Name of Directors and PDMR's	Additional shares awarded to Director/ PDMR's	Shares sold to meet PAYE and NIC liability	Shares retained by Director/ PDMR's	Revised Total Beneficial holding following EBT award and sale
E. A. G. Mackay	120,000	49,200	70,800	707,881
M. I. Wyman	80,000	32,800	47,200	448,796

Price per share for shares sold: £12.73

Date of sale: 9 July 2007

Date company informed of sale: 11 July 2007

The shares sold on behalf of the Directors/PDMR's to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,736,028 ordinary shares in SABMiller plc in which certain senior employees including the following Directors/PDMR's have an interest as potential beneficiaries: Mr. E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Dr. A.J. Clark, Ms. S. Clark, Mr. J. Davidson, Mr.N.T. Fell, Mr. C.A. van Kralingen, Mr. N.T. Long, Mr. J. Nel, Mr. A.C. Parker and Mr. B.J.K. Smith.

John Davidson

General Counsel and Group Company Secretary

END
RDSSFIFDESWSEIW

RECEIVED
2007 SEP 14 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:3236A
SABMiller PLC
16 July 2007

16 July 2007

SABMiller announces a Rand 1.6 billion bond issue and debt refinancing

SABMiller plc, the world's second largest brewer by volume, announces that its wholly owned subsidiary, SABSA Holdings (Pty) Ltd, has successfully priced a 5-year Rand 1.6 billion note issue in South Africa. The notes, issued under a Rand 4 billion Domestic Medium Term Note Programme, are guaranteed by SABMiller plc and will be listed on BESA, the South African Bond Exchange. Moody's Investors Service and Standard & Poor's Ratings Services have assigned the programme long-term ratings for South Africa of 'Aa3za' and 'zaAA' respectively.

The notes will be issued in one tranche of Rand 1.6 billion of 5-year notes with a coupon of 9.935%.

The net proceeds of the notes will be used to repay part of existing loan facilities that were utilised to fund The South African Breweries Ltd. The settlement of the issue will be on 19 July 2007.

In due course, short term commercial paper will be issued under the Rand 4 billion Domestic Medium Term Note Programme. Moody's Investors Service and Standard & Poor's Ratings Services have assigned the programme short-term ratings for South Africa of 'P-1za' and 'zaA-1' respectively.

Malcolm Wyman, Chief Financial Officer, SABMiller plc, said "We are very pleased by the reception of bond investors to the return of the SABMiller group to the capital markets in South Africa. Investors' recognition of the strength of SABMiller's business mix and cash flow generation has enabled us to undertake this important refinancing at competitive pricing levels which have been improved further by hedging activities undertaken ahead of the issuance."

The notes were placed by Standard Bank and Rand Merchant Bank, a division of FirstRand Bank Limited.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan.

The notes and the related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the notes or the related guarantees is being made in the United States.

This announcement does not constitute or form part of any offer to sell or any solicitation of an offer to purchase nor shall it, or the fact of its distribution, form the basis of, or be relied on in any purchase. This announcement and any subsequent offer of securities may be restricted by law in certain jurisdictions and persons receiving this announcement or any subsequent offer should inform themselves about and observe any such restriction. Failure to comply with such restrictions may violate securities laws of any such jurisdiction.

The purchase of the notes was made on the basis of the information contained in the formal programme memorandum (the "Programme Memorandum") and any supplement

or amendment thereto. The Programme Memorandum contains detailed information about SABSA Holdings (Pty) Limited and SABMiller plc, as well as financial statements and other financial data.

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
David Mallac	Group Treasurer	Tel: +44 1483 264000
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

END
IODEASXKFLPXEFE

(4)

RNS Number:4194A
SABMiller PLC
18 July 2007

SABMILLER PLC

FINAL DIVIDEND

CURRENCY CONVERSION - STERLING

18 July 2007

In its Preliminary Results announcement for the year ended 31 March 2007, published on 17 May 2007, SABMiller plc announced that the exchange rates to be used to determine the Sterling and Rand equivalent of the final dividend of 36.0 US cents per share would be calculated using the exchange rates prevailing on 28 June 2007 for the Rand equivalent and 17 July 2007 for the Sterling equivalent.

On 29 June 2007, the Company announced that the rate of exchange determined for converting to South African Rands was $:R = 7.085625, resulting in an equivalent final dividend of 255.08250 SA cents per share.

The rate of exchange determined on 17 July 2007 for converting to Sterling is GBP:US$ = 2.04588 resulting in an equivalent final dividend of 17.59634 UK pence per share.

The dividend will be payable on 7 August 2007 to all shareholders registered on the London and Johannesburg registers on 13 July 2007. The ex-dividend trading dates were 11 July 2007 on the London Stock Exchange and 9 July 2007 on the JSE Limited

Shareholders will be asked to approve this proposal at the annual general meeting scheduled for 31 July 2007.

John Davidson
General Counsel and Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
.MSCUBRWRBSRBAAR

REG-SABMiller PLC Tender Offers in Panama
Released: 30/07/2007

RNS Number:0574B
SABMiller PLC
30 July 2007

Ref 23/2007

30 July 2007

SABMILLER TENDER OFFERS FOR VOTING SHARES IN SUBSIDIARIES IN PANAMA

SABMiller announces today that it is making simultaneous tender offers ("offers") for all the voting shares which it does not already own in its Panamanian subsidiaries Cerveceria Nacional, S.A. (Cerveceria Nacional) and Refrescos Nacionales S.A. (Refrescos Nacionales). The offer period commenced on July 29, 2007 and will expire on September 27, 2007.

The offers are being made in cash. The offer price for each share of Cerveceria Nacional is US$22. The offer price for each share of Refrescos Nacionales is US$10.50. The total cash consideration payable by SABMiller if all shareholders in both companies accept the offers will be approximately US$30million.

The effective minority interests in Cerveceria Nacional and Refrescos Nacionales are 8.4% and 1.9% respectively.

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
MSCBIGDRXBDGGRR

6

RNS Number:1100B
SABMiller PLC
31 July 2007

SABMiller plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 31 July 2007 its capital consists of 1,504,099,645 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,504,099,645, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

John Davidson

General Counsel and Group Company Secretary

31 July 2007

END
TVROKKKKQBKDNON

7

RNS Number:1775B
SABMiller PLC
31 July 2007

31 July 2007

SABMiller plc Interim Management Statement

At the Annual General Meeting of SABMiller plc (SABMiller) today, Graham Mackay, chief executive of SABMiller, commented on the group's performance for the three months ended 30 June 2007. The calculation of the organic growth rates included below excludes volumes for acquired businesses for the first 12 months after an acquisition.

Mr Mackay said: "The group has made a strong start to the year, recording 17% growth in lager volumes, with organic growth of 13%, and achieved a good financial performance in the first quarter, in which revenue growth was partially offset by higher input costs and increased investment across the business.

"In Latin America, lager volumes for the quarter rose by 12%. Strong volume performances in Colombia and Peru reflect continuing favourable economic conditions and the ongoing impact of our initiatives to rejuvenate the beer category. These initiatives include the introduction of new containers and brands and increased investment in marketing as well as in merchandising. In Colombia, our biggest brand, Aguila, has been relaunched successfully in the quarter and we are restructuring our route to market. In Peru, volumes of our leading brand, Cristal, remain strong following the recent packaging changes and have led to continuing share gains.

"Our Europe business once again performed strongly, with volume growth of 17% and share gains in most markets. April and May sales were particularly strong, assisted by warm weather across the region, although June experienced wetter weather resulting in lower volume growth in the month. Poland achieved growth of 20% across the portfolio, notwithstanding challenging comparatives which included the benefits of the soccer World Cup. Volumes in Russia were also up by 20% led by Zolotaya Bochka, MGD and Redds, although this strong growth is leading to some capacity constraints. Romania grew by 52%, driven by our Timisoreana brand and the success of its new PET packaging, and benefiting from increased capacity introduced in the first half of the prior year. Czech Republic achieved domestic growth in volumes of 10%, led by our Gambrinus and Kozel brands. In Italy, branded domestic volume increased by 3%.

"In North America, Miller's US domestic sales to retailers (STRs) increased by 4.6% compared to the prior year, but were down 0.7% on an organic basis (excluding Sparks and Steel Reserve, acquired in August 2006) as Miller drove higher pricing across its portfolio. Miller Lite brand volumes were level with the prior year and STRs of the worthmore portfolio, including Sparks, were up 63%. As Miller continues to migrate its brand portfolio to higher growth worthmore brands, the Peroni, Leinenkugel's and Sparks brands all delivered double digit volume growth. Early in its national rollout, Miller Chill delivered strong volume growth well ahead of target.

"The Africa & Asia business achieved organic growth of 23% in lager volumes, with China continuing to record strong growth. In Africa (excluding Zimbabwe), lager volumes grew by 5% on an organic basis, with a good start to the year in Tanzania and Mozambique and growth in Botswana after two difficult years.

"In South Africa, our lager volumes were up 4%. This performance reflects growth across all of our brands, with good growth in the mainstream segment and the successful launch of our premium brand, Hanza Marzen Gold, in early May. Soft drink volumes grew by 13% reflecting the favourable weather conditions prevailing in April and May, and ongoing trade restocking following some carbon

dioxide shortages at the end of the prior year.

"Our South African holding company has recently raised R1,600 million (approximately US$230 million) in 5-year notes. The notes, issued under a R4,000 million Domestic Medium Term Note Programme, are guaranteed by SABMiller plc and are listed on BESA, the South African Bond Exchange. The net proceeds of the bond issue have been used to repay part of existing loan facilities that were utilised by The South African Breweries Ltd"

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million in adjusted pre-tax profit and revenue of $18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.newscast.co.uk or www.sabmiller.com

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard

thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
IMSUAARRBKRBOAR

RECEIVED
2007 SEP 14 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:2140B
SABMiller PLC
31 July 2007

SABMILLER PLC

31 July 2007 The board of SABMiller plc announces the results of the polls taken on all resolutions at the Annual General Meeting of the Company, held earlier today. All resolutions were approved by substantial majorities ranging from 94.36% to 99.99%. Full details of the poll results are set out below and will also be available on the Company's website: www.sabmiller.com

Resolution		VOTES FOR	% FOR*	VOTES AGAINST	% AGAINST	VOTES WITHHELD**
1	To receive and adopt the financial statements for the year ended 31 March 2007, together with the reports of the directors and auditors.	1,286,180,416	98.70	16,930,007	1.30	26,389
2	To receive and, if thought fit, to approve the Directors' Remuneration Report 2007 contained in the Annual Report for the year ended 31 March 2007.	1,203,566,716	94.36	71,902,417	5.64	27,667,679
3	To elect Mr D S Devitre as a director of the Company, following his appointment by the directors.	1,149,802,684	96.73	38,845,576	3.27	114,488,552
4	To re-elect Mr J M Kahn, who retires by rotation, as a director of the Company.	1,259,195,794	99.79	2,640,128	0.21	41,300,890
5	To re-elect Mr P J Manser, who retires by rotation, as a director of the Company.	1,269,996,134	99.68	4,034,269	0.32	29,106,188
6	To re-elect Mr M Q Morland, who retires by rotation, as a director of the Company.	1,271,900,552	99.60	5,164,516	0.40	25,519,878
7	To re-elect Mr M I Wyman, who retires by rotation, as a director of the Company.	1,278,630,638	99.85	1,912,973	0.15	22,593,207
8	To declare a final dividend of 36 US cents per share.	1,302,920,051	99.99	46,839	0.01	169,930

9	To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting.	1,287,078,200	99.11	11,594,465	0.89	4,463,854
10	To authorise the directors to determine the remuneration of the auditors.	1,294,774,598	99.52	6,214,446	0.48	2,147,776
11	To give a general power and authority to the directors under Section 80 of the Companies Act 1985 to allot relevant securities.	1,234,931,990	94.98	65,247,863	5.02	2,956,700
12	To give a general power and authority to the directors under Section 89 of the Companies Act 1985 to allot ordinary shares for cash otherwise than pro rata to all shareholders.	1,232,106,282	94.76	68,073,703	5.24	2,956,515
13	To give a general authority to the directors to make market purchases of ordinary shares of US$0.10 each in the capital of the Company.	1,302,553,777	99.96	555,052	0.04	27,916
14	To approve the Contingent Purchase Contract.	1,297,797,254	99.99	58,797	0.01	5,219,947
15	To approve the adoption of new articles of association of the Company.	1,281,409,999	99.69	3,987,552	0.31	17,678,129

*Votes 'FOR' include those votes giving the Chairman discretion

** The votes 'Withheld' are not counted towards the votes cast at the Annual General Meeting.

Full details of the resolutions were set out in the Notice of Annual General Meeting, dated 4 June 2007.

Resolutions 1 to 11 were ordinary resolutions, requiring more than 50% of shareholders' votes to be cast for the resolutions.

Resolutions 12 to 15 were special resolutions, requiring at least 75% of shareholders' votes to be cast for the resolutions.

Copies of all the resolutions passed, other than ordinary business, have been submitted to the UK Listing Authority ("UKLA") and will soon be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS

John Davidson, General Counsel and Group Company Secretary.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:3199B
SABMiller PLC
01 August 2007

1 August 2007

SABMiller plc

Change in particulars of non-executive director

In accordance with Listing Rule LR9.6.14, SABMiller plc announces that its non-executive director, Mr P J Manser, resigned as a director of London Asia Chinese Private Equity Fund Limited with effect from 24 July 2007.

John Davidson

General Counsel and Group Company Secretary

END

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RECEIVED

2007 SEP 14 A 9:12

10

RNS Number:4178B
SABMiller PLC
02 August 2007

2 August 2007

SABMiller - Senior Management Changes

SABMiller plc announced today that Andre Parker, Managing Director of SABMiller Africa and Asia, and Norman Adami, President and CEO SABMiller Americas, will both be retiring from the company in the coming months.

SABMiller Africa and Asia

Andre Parker will be retiring at the end of September 2007 after 32 years of service. Under Andre's leadership the Africa and Asia region has grown substantially with EBITA, turnover and volumes up almost four-fold over a period of eight years. In fiscal 07 the region accounted for some 30% of group lager volumes and some 14% of sales revenue.

In recognition of the current scale and future growth potential of the group's Africa and Asia interests, from 1 October 2007 the region will be split into two management units.

Ari Mervis is appointed Managing Director SABMiller Asia and Mark Bowman will take up the role of Managing Director SABMiller Africa. Reporting directly to Graham Mackay, SABMiller Chief Executive, Ari and Mark will join the SABMiller plc Executive Committee (Excom), effective 1 October 2007.

Currently Managing Director Australia, Ari Mervis was responsible for building SABMiller's successful Russian business and has most recently established the company's presence in Australia. Ari will head up a relatively small Asia hub office, located in Hong Kong, which will support SABMiller's partnerships in China, Australia and Vietnam and the wholly owned Indian business, and continue to grow SABMiller's interests in the region.

Mark Bowman, currently Managing Director Kompania Piwowarska in Poland, has significant experience of both the beer and soft drinks businesses, having previously been Managing Director of the company's South African bottling operation ABI. The Africa hub office will remain in Johannesburg, and will focus on further developing SABMiller's beer and soft drinks operations on the African continent (outside of South Africa).

Commenting on the management changes, Graham Mackay, Chief Executive, said:

"Andre Parker has made an outstanding contribution to SABMiller, establishing a leadership position for the company in both China and India while maintaining strong growth in the Africa region. I wish Andre and his wife Linda a long and happy retirement.

"I am confident that Ari and Mark, both experienced SABMiller managers, will continue to build our businesses in Asia and Africa and deliver further value enhancing growth."

SABMiller Americas

SABMiller plc also announced today that Norman Adami, President and CEO SABMiller Americas, will be retiring from the company.

For some time Norman has expressed a desire to retire and return to South Africa, at an appropriate juncture, due to compelling family circumstances. With the transition of the Miller management team already fully completed and the integration of the Group's Latin American businesses also well advanced, Norman will retire from full service on 30 November 2007.

Norman has served the business for 25 years and has been a member of the SABMiller Executive Committee for 13 years. He successfully managed SAB Ltd as Managing Director for 9 years and more recently led the Miller Brewing Company as President and CEO from 2003 to 2006, completing the business turnaround and

building a sustainable platform for it to compete in the US marketplace. In addition over the last 12 months Norman has overseen the successful integration of Grupo Empresarial Bavaria into the SABMiller group.

Norman was able to make a unique contribution to SABMiller as President and CEO SABMiller Americas due to his experience and knowledge of the US and global beer markets. Norman will not be replaced in this position.

Tom Long, President and CEO of the Miller Brewing Company and Barry Smith, President of SABMiller Latin America, upon Norman's retirement, will report directly to Graham Mackay, SABMiller Chief Executive, and will continue to serve as members of the SABMiller plc Excom.

Commenting on the announcement, Graham Mackay, Chief Executive, said:

"Norman has made an enduring contribution to the SABMiller Group and we will greatly miss his wisdom, passion and commitment. One of Norman's legacies is the strong management team that he has built up in the Americas.

"I respect Norman's decision to move back to South Africa to support his family and we wish them all success and happiness in this new phase of their lives."

Ends

Notes to editors:

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million in adjusted pre-tax profit and revenue of $18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from: www.newscast.co.uk or www.sabmiller.com

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Nigel Fairbrass	Head of Media Relations	Tel: +44 7799 894265

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business

strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
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REG-SABMiller PLC Polish Subsidiary Acquisition
Released: 03/08/2007

RNS Number:4911B
SABMiller PLC
03 August 2007

3 August 2007

SABMiller's Polish subsidiary announces acquisition

SABMiller plc's Polish subsidiary, Kompania Piwowarska S.A. ("KP"), announces that it has agreed to acquire 99.96% of Browar Belgia Sp. z o.o ("Browar Belgia") from the Belgian brewer, Palm Breweries NV. The value of the gross assets to be acquired is approximately e65 million. The transaction is subject to the approval of the Polish competition authorities.

Browar Belgia operates one brewery situated in Kielce, South East Poland, and has an annual production capacity in excess of 1 million hectoliters. Its principal brands are Wojak, Gingers and Frater.

The investment will provide additional capacity necessary to keep pace with the growing demand for KP's products and the new Browar Belgia brewery will complement KP's existing manufacturing footprint.

Commenting on the acquisition, Mark Bowman, the Managing Director of Kompania Piwowarska SA said:

"We are optimistic about our future growth prospects and Browar Belgia provides us with expansion capacity without the need to develop a greenfield site."

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

Kompania Piwowarska - leader of the Polish beer industry

Kompania Piwowarska is the biggest and the most profitable brewer in Poland. Hundreds of years of experience in beer brewing, state-of-the-art technology and rigorous adherence to the World Class Manufacturing rules guarantee the

products' highest quality. The company's product portfolio includes TYSKIE - Poles' favourite beer, ZUBR - the second largest Polish beer brand, LECH, Debowe Mocne, Pilsner Urquell, Redd's, Dog in the Fog, Peroni Nastro Azzurro and Miller Genuine Draft. Kompania Piwowarska was established in 1999 as a result of a merger of Tyskie Gorny Slask SA and Lech Browary Wielkopolski SA. In 2003 Kompania Piwowarska acquired the Dojlidy Brewery in Bialystok.

In the year ended 31 March 2007, Kompania Piwowarska reported revenue of PLN 4.4 billion and net profit of PLN 693 million. Sales volume amounted to 13 million hectolitres.

Enquiries:

	SABMiller plc	Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Kelly Mulvey	Senior Manager, Investor Relations	Tel: +44 20 7659 0176
Isabel Unsworth	Media Relations	Tel: +44 20 7659 0131

END

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(12)

RNS Number:5078B
SABMiller PLC
03 August 2007

SABMiller plc

Notification of Transactions of PDMR's in accordance with DTR3.1

EBT Additional Award

The independent trustee of the SABMiller plc Employees' Benefit Trust (the "EBT"), notified the company on 2 August 2007 that it had on 1 August 2007 exercised its discretion and released 100,000 ordinary shares in SABMiller plc to directors and persons exercising managerial responsibility (PDMR's) participating in the Performance Share Award Scheme (the "Scheme").

On 9 August 2005 the company announced that the TSR performance condition had been achieved in respect of Scheme awards made on 1 August 2002. The PDMR's elected to retain these vested awards with the EBT for a further two years. That period having expired, the trustee has awarded additional nil-cost awards to the PDMR's. The numbers of additional shares awarded and those sold and retained by directors and PDMR's are set out below:

Name of PDMR's	Additional shares awarded to PDMR's	Shares sold / sufficient shares sold to meet PAYE and NIC liability (where applicable)	Shares retained by PDMR's	Revised Total Beneficial holding following EBT award and sale
N. J. Adami	60,000	25,920	34,080	218,509
A. C. Parker	40,000	40,000	NIL	20,486*

Price per share for shares sold: £12.30

Date and place of transaction: 1 August 2007, London

Date company informed of sale: 2 August 2007

* The independent trustee of the SABMiller plc Employees' Benefit Trust, also notified the company on 2 August 2007 that of the 68,405 shares held by Mr A. C. Parker in the EBT, 47,919 shares (relating to the remaining vested shares arising from the 1 August 2002 base award) were also sold and disposed of in London on 1 August 2007 at a price of £12.30 per share, leaving him with a remaining beneficial interest of 20,486 shares, registered in the name of Greenwood Nominees Limited.

The shares sold on behalf of the PDMR's either in entirety or to meet PAYE and NIC liability (where applicable) were purchased by the EBT. Following these transactions, the EBT holds a total of 3,749,517 ordinary shares in SABMiller plc in which certain senior employees including the following directors and PDMR's have an interest as potential beneficiaries: Mr E.A.G. Mackay, Mr. M.I. Wyman, Mr. N. J. Adami, Dr. A.J. Clark, Ms. S. Clark, Mr J. Davidson, Mr N.T. Fell, Mr. C.A. van Kralingen, Mr N.T. Long, Mr. J. Nel, Mr. A. C. Parker and Mr. B.J.K. Smith.

John Davidson

General Counsel and Group Company Secretary

END
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(13)

RNS Number:7618C
SABMiller PLC
24 August 2007

Ref 28/2007

24 August 2007

SABMiller joint venture makes China acquisitions in Liaoning, Anhui and Hunan Provinces

China Resources Snow Breweries Limited ("CR Snow"), SABMiller's joint venture in China with China Resources Enterprise, Limited (or "CRE"), has announced that it has agreed to acquire four breweries in separate transactions. Two breweries are in Liaoning province, one brewery is in Anhui and one is in Hunan province. The total investment cost for the four acquisitions is US$79m, which includes a cash consideration of US$57.0m.

CR Snow has agreed to acquire an 80% equity interest in Liaoning Yalujiang Brewery Company Limited ("Yalujiang Brewery") and the brewing assets of Huludao Juhua Brewery Company Limited ("Juhua Brewery") through a joint venture in which it will own an 85% equity interest. It is also acquiring the brewing assets of Anhui Wanpi Brewery Company Limited ("Wanpi Brewery") and a 100% equity interest in Hunan Xinghua Brewery Company Limited ("Xinghua Brewery"). All four breweries will benefit from enhanced investment in their facilities to bring them up to CR Snow's production standards.

Liaoning province is located in the north-east of China with a population of about 42 million inhabitants. At present, CR Snow has eight breweries in Liaoning province and is the leading brewer there. It has total production capacity of over 11 million hectolitres but the existing plants are close to full capacity. The addition of Yalujiang Brewery at Dandong in south-eastern Liaoning and Juhua Brewery in western Liaoning will provide immediate additional production capacity of 2.7 million hectolitres. The breweries will also enhance distribution efficiency, extending CR Snow's reach over this extensive province.

Located in the north-eastern county, Wuhe in Anhui province, Wanpi Brewery will boost CR Snow's production capacity there to approximately 14 million hectoliters. It will also generate synergies with CR Snow's existing breweries at Bengbu and Chuzhou, cementing a strong network in the northern region of Anhui. Currently, CR Snow is the largest brewer in the province with seven breweries.

Xinghua Brewery is situated at Yueyang in the north-eastern region of Hunan province and alongside the famous Dongting Lake. At present, CR Snow does not have any plant in Hunan province though a small quantity of SNOW was sold locally. The current annual production capacity of the brewery is 1.2 million hectolitres and it has the dominant market share in Yueyang.

Mr. Andre Parker, Managing Director of SABMiller Africa & Asia, said, "The acquisitions reflect our commitment to accelerate the national presence of "SNOW". Upon conclusion, they will add a total of about 5.0 million hectolitres to CR Snow's current production capacity of close to 90 million hectolitres. The average attributable investment cost of around US$18 per hectolitre, is very reasonable; reflecting our ability to expand profitably at low cost."

Mr. Mark Chen, Managing Director of China Resources Enterprise, Limited said, "The acquisitions in Liaoning and Anhui will generate synergies with our existing breweries, refine the distribution network and strengthen our leading position in the provinces. In Hunan, the acquisition will provide a solid platform for our national brand "SNOW" to expand and concurrently complement our

existing operation in Wuhan given its close proximity."

Ends

About SABMiller plc

SABMiller plc is one of the world's largest brewers with brewing interests or distribution agreements in over 60 countries across six continents. The group's brands include premium international beers such as Miller Genuine Draft, Peroni Nastro Azzurro and Pilsner Urquell, as well as an exceptional range of market leading local brands. Outside the USA, SABMiller plc is also one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2007, the group reported US$3,154 million adjusted pre-tax profit and revenue of US$18,620 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

This announcement is available on the company website: www.sabmiller.com

High resolution images are available for the media to view and download free of charge from www.sabmiller.com or www.newscast.co.uk

About China Resources Snow Breweries Limited

China Resources Snow Breweries Limited was established by the Company in 1993 and became a joint venture with SABMiller plc in 1994. It is engaged in the production, sales and marketing of beer and beverages in China. Its shareholders are China Resources Enterprise, Limited and SABMiller Asia Limited, a subsidiary of SABMiller plc. China Resources Enterprise, Limited has a 51% interest in China Resources Snow Breweries Limited while SABMiller Asia Limited holds the remaining 49% interest. It operates more than 50 breweries in the Chinese Mainland with a total beer sales volume of about 5.3 million kiloliters in 2006.

About China Resources Enterprise, Limited

China Resources Enterprise, Limited is listed on the Hong Kong Stock Exchange and is also traded on the London Stock Exchange. It is one of the constituent stocks of the Hang Seng Index in Hong Kong. The Group focuses on the consumer businesses in both the Chinese Mainland and Hong Kong, with core activities being retail, beverage, food processing and distribution, textile and property investment.

Enquiries:

SABMiller plc		Tel: +44 20 7659 0100
Sue Clark	Director of Corporate Affairs	Tel: +44 20 7659 0184
Gary Leibowitz	Senior Vice President, Investor Relations	Tel: +44 20 7659 0119
Isabel Unsworth	Business Media Relations Manager	Tel: +44 20 7659 0131

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SABMiller plc (the "Company") or any of its affiliates in any jurisdiction or an inducement to enter into investment activity.

This document includes "forward-looking statements". These statements may contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and

objectives relating to the Company's products and services) are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Any information contained in this announcement on the price at which the Company's securities have been bought or sold in the past, or on the yield on such securities, should not be relied upon as a guide to future performance.

END
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(14)

RNS Number:0308D
SABMiller PLC
31 August 2007

SABMiller plc

TOTAL VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, SABMiller plc advises that as at 31 August 2007 its capital consists of 1,504,183,495 ordinary shares with voting rights. SABMiller plc holds no shares in treasury.

The total number of voting rights in SABMiller plc is therefore 1,504,183,495, which is the figure which should be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, SABMiller plc under the FSA's Disclosure and Transparency Rules.

Stephen Shapiro
Deputy Company Secretary

31 August 2007

END
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END